Exhibit 7

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THIRD POINT LLC, a Delaware limited	)
liability company,	)
)
Plaintiff,	)
)
v.	)
)
WILLIAM F. RUPRECHT,	)	C.A. No. 9469-VCP
PEREGRINE A. M. CAVENDISH,	)
DOMENICO DE SOLE, JOHN M.	)
ANGELO, STEVEN B. DODGE,	)
DANIEL H. MEYER, ALLEN I.	)
QUESTROM, MARSHA E. SIMMS,	)
MICHAEL I. SOVERN, ROBERT S.	)
TAUBMAN, DIANA L. TAYLOR and	)
DENNIS M. WEIBLING,	)
)
Defendants,	)
)
and	)
)
SOTHEBY’S, a Delaware corporation,	)
)
Nominal Defendant.	)

MARCATO CAPITAL MANAGEMENT LP’S OPPOSITION TO

MOTION FOR CONFIDENTIAL TREATMENT

Pursuant to Court of Chancery Rule 5.1(f)(2), non-party Marcato Capital Management LP (“Marcato”), by and through its undersigned counsel, hereby submits this opposition to nominal defendant Sotheby’s (“Sotheby’s”) motion for continued confidential treatment (the “Motion”), and in support thereof states as follows:

INTRODUCTION

1. This action concerned an application for a preliminary injunction brought by Third Point LLC (“Third Point”) relating to the Sotheby’s board of directors’ adoption of a poison pill in an alleged attempt to thwart Third Point from waging an effective proxy contest. The Court denied the preliminary injunction in a memorandum opinion dated May 2, 2014, and the litigation surrounding the proxy contest settled thereafter.

2. On February 26, 2015, Marcato filed a notice challenging the confidential treatment of information redacted from four briefs filed with the Court in connection with the preliminary injunction application (the “Notice”). Marcato is an institutional investor that beneficially owns approximately 9.5% of Sotheby’s outstanding shares. Starting in July 2013, Marcato has been publicly advocating for certain changes to Sotheby’s business and operations. Marcato is mentioned extensively in the briefs and pleadings in this case.

3. In response to Marcato’s Notice, Sotheby’s filed unredacted versions of three of the four requested briefs, but seeks continued confidential treatment of certain information redacted from the public version of Plaintiff Third Point LLC’s Opening Brief in Support of Its Motion for Preliminary Injunction, filed on April 29, 2014 (the “Third Point Opening Brief”).

4. The Third Point Opening Brief is now largely unredacted and contains extensive quotations and discussions of the board communications that were produced during the underlying litigation. Sotheby’s, however, seeks the continued confidential treatment of selected communications regarding perspectives on board members and board dynamics that outgoing lead director Steven B. Dodge shared with incoming lead director Domenico De Sole (the “Dodge Memorandum”) and with Audit Committee Chair Dennis Weibling (the “Weibling Email”). (Motion ¶ 3.)

5. The redacted material goes to the very heart of the parties’ dispute in this litigation – the conduct and competence of Sotheby’s board of directors in adopting a poison pill. The public has a right of access to such information. In its Motion, Sotheby’s has failed to make any particularized showing of harm necessary to maintain confidentiality. Sotheby’s has accordingly failed to sustain its burden under Rule 5.1 and its Motion should be denied.

ARGUMENT

I.	THE LEGAL STANDARD

6. The public’s right to access judicial records is well-grounded in both “the First Amendment and the common law.” Horres v. Chick-fil-A, Inc., 2013 WL 1223605, at *1 (Del. Ch. Mar. 27, 2013) (citations omitted); see also Sequoia Presidential Yacht Grp. LLC. v. FE Partners LLC, 2013 WL 3724946, at *2 (Del.

Ch. July 15, 2013) (“The public’s right to access judicial records is considered fundamental to a democratic state.”) (internal quotation marks omitted). This right of access is reflected in Court of Chancery Rule 5.1, which provides as a default that “proceedings in a civil action are a matter of public record.” Ct. Ch. R. 5.1(a). In adopting Rule 5.1 in January 2013, the Court of Chancery “implement[ed] [a] powerful presumption of public access.” Sequoia Presidential Yacht Grp., 2013 WL 3724946, at *2 (internal quotation marks omitted); see also Horres, 2013 WL 1223605, at *1 (emphasizing that access “helps ensure quality, honesty and respect for our legal system”) (internal quotations omitted).

7. In accordance with this powerful presumption, “[t]he party or person seeking to obtain or maintain Confidential Treatment always bears the burden of establishing good cause for Confidential Treatment.” Ch. Ct. R. 5.1(b)(3). To establish good cause, a party “must demonstrate that the particularized harm from public disclosure of the Confidential Information . . . clearly outweighs the public interest in access to Court records.” Sequoia Presidential Yacht Grp., 2013 WL 3724946, at *2 (quoting Ct. Ch. R. 5.1(g)) (emphasis added).

8. “Rule 5.1 provides examples of information that may qualify for confidential treatment: trade secrets; sensitive proprietary information; sensitive financial, business, or personnel information; sensitive personal information . . .; [or] personally identifying information such as social security numbers.” Al Jazeera Am., LLC v. AT & T Servs., Inc., 2013 WL 5614284, at *3 (Del. Ch. Oct. 14, 2013) (quoting Rule 5.1(b)(2)).

II.	SOTHEBY’S HAS NOT DEMONSTRATED THE PARTICULARIZED HARM OR GOOD CAUSE REQUIRED FOR CONTINUED CONFIDENTIAL TREATMENT

9. Neither the Dodge Memorandum nor the Weibling Email contains material that qualifies as Confidential Information under Rule 5.1(b)(2) or that would cause any particularized harm to Sotheby’s sufficient to defeat the “powerful presumption of public access.” Sequoia Presidential Yacht Grp., 2013 WL 3724946, at *2 (internal quotation marks omitted). Rule 5.1 was intended to clarify “that only limited types of information qualify for confidential treatment in submissions to the Court.” Protecting Public Access to the Courts: Chancery Rule 5.1, at 1 (Jan. 1, 2013), available at http://courts.delaware.gov/rules/Chancery MemorandumRule5-1.pdf. Sotheby’s does not seek continued confidential treatment of “trade secrets; sensitive proprietary information; sensitive financial, business, or personnel information;” or the other categories of information identified in Rule 5.1 as possibly warranting protection. Ct. Ch. R. 5.1(b)(2); see also Al Jazeera Am., 2013 WL 5614284, at *5 (“Rule 5.1 protects sensitive business information like price terms, account numbers, and the names of companies that place non-winning bids during corporate reorganizations.”).

10. Sotheby’s nevertheless asserts in conclusory fashion that disclosure of the contents of the Dodge Memorandum and the non-public portions of the

Weibling Email will cause “a potential harm” by serving “to chill candid communications between and among board members.” (Motion ¶ 15.) But Sotheby’s has acknowledged that board communications are typically not protected by Rule 5.1 by removing redactions on every other board communication quoted or discussed in the brief. (See, e.g., Third Point Opening Brief at 9-10, 13-15, 17-21, 26, 28-32, 35-38.) Sotheby’s further undermined its argument by allowing selective portions of the Weibling Email and the Dodge Memorandum to be disclosed in Third Point’s Opening Brief. (Id. at 9 (quoting Ex. 39, the Dodge Memorandum), 36-37 (quoting Ex. 52, the Weibling Email).)

11. The distinction, Sotheby’s contends, is that the remaining redactions “were neither discussed at the preliminary injunction hearing nor disclosed in the Court’s May 2014 opinion,” and were thus “inconsequential to the dispute.” (Motion ¶ 6.) The Court of Chancery, however, has expressly rejected the contention that when the resolution of litigation does not involve the information sought to be kept confidential, the public loses its interest in access to judicial records. See Sequoia Presidential Yacht Grp., 2013 WL 3724946, at *2. The public retains an interest not only “in the actions in the Court before” resolution, but also in “judg[ing] the product of the courts” where the resolution is provided by the Court. Id. The defining line under Rule 5.1 then is whether the information was “presented to the Court,” in which case it “should be available to the public.” Protecting Public Access to the Courts, at 4.

12. Indeed, Sotheby’s efforts to establish good cause suggest only that disclosure of the board members’ perspectives regarding board dynamics may embarrass or damage relations between members of Sotheby’s board of directors, despite the fact that the sentiments reflected are largely those of a member – Mr. Dodge – who has long since left the board. Delaware law is clear, however, that the prospects of “embarrassment will not suffice for continued Confidential Treatment.” Horres, 2013 WL 1223605, at *2; see also Al Jazeera Am., 2013 WL 5614284, at *3 (the fact that particular information “may be embarrassing or previously undisclosed does not alone warrant confidential treatment”); Sequoia Presidential Yacht Grp., 2013 WL 3724946, at *3 (finding that “desire to avoid embarrassment . . . cannot justify continued confidential treatment”).

13. Nor can potential collateral economic effects justify continued disclosure. “Rule 5.1 does not envision a scenario where information in court documents . . . is kept confidential merely because disclosure has the potential for collateral economic consequences.” Al Jazeera Am., 2013 WL 5614284, at *5. Thus, Sotheby’s vague suggestions of possible “competitive harm” are wholly unavailing. (Motion ¶ 4.) Although Sotheby’s speculates that communications between board members generally may be chilled, this speculation does not approach the particularized harm necessary to outweigh the significant public interest in access to court records.

14. Moreover, any potential negative effect of the disclosures sought would be negligible, given the stale nature of the information redacted. As recognized by this Court, “over time, information typically grows stale and its sensitivity fades.” Horres, 2013 WL 1223605, at *2; see also Proctor & Gamble v. Nabisco Brands, Inc., 111 F.R.D. 326 (D. Del. 1986) (denying a protective order where defendant could not show that revelation of purportedly confidential information “at this time will harm it”). The Dodge Memorandum and Weibling Email contain perspectives provided a year or more ago (December 2013 and March 2014, respectively). (Third Point Opening Brief at 8, 35.) There is no proposed transaction or dispute currently at issue that would be affected by the revelation of those directors’ views.

III.	THE AUTHORITY RELIED UPON BY SOTHEBY’S IS INAPPOSITE

15. Sotheby’s relies on this Court’s opinion in Disney v. Walt Disney Co. for the proposition that preliminary deliberations of a corporate board of directors are generally non-public and directors should enjoy a reasonable expectation that they remain private. (See Motion ¶ 12 (citing Disney v. Walt Disney Co., 2005 WL 1538336, at *4 (Del. Ch. June 20, 2005)). Sotheby’s similarly relies upon Pershing Square, L.P. v. Ceridian Corp. to support its argument that any public interest in disclosure of the redacted portions of the Weibling Email and the Dodge Memorandum is outweighed by the chilling effect on candid board communications. (See Motion ¶ 15 (citing Pershing Square, L.P. v. Ceridian Corp., 923 A.2d 810, 824 (Del. Ch. 2007)). Not only do Pershing Square and Disney predate the adoption of Rule 5.1, they relate to the confidentiality of documents produced pursuant to a books and records demand under 8 Del. C. § 220, not the continued confidentiality of briefs and other documents filed publicly in a litigation. See Disney, 2005 WL 1538336 at *1; Pershing Square, 923 A.2d at 824.

16. As the Court recognized in Disney, “Delaware courts have repeatedly placed reasonable restrictions on shareholders’ inspection rights . . . under 8 Del. C. § 220, and have made disclosure contingent upon the shareholder first consenting to a reasonable confidentiality agreement.” 2005 WL 1538336, at *1 (quoting Stroud v. Grace, 606 A.2d 75, 89 (Del. 1992) (collecting cases)). In Disney, the information at issue was designated as confidential pursuant not to Rule 5.1, but to a letter agreement entered into by the plaintiff. See Disney v. Walt Disney Co., 857 A.2d 444, 445 (Del. Ch. 2004). Further highlighting these disparate circumstances, the Court in Disney emphasized that the board members who participated in the communications sought to be revealed “had a reasonable expectation that they would remain private unless disclosed in the course of litigation….” 2005 WL 1538336, at *3 (emphasis added). Here, of course,

Marcato seeks the disclosure of information from documents that were produced in the course of litigation and then quoted in public filings, not to obtain and publish documents pursuant to Section 220.

17. Unlike Section 220, “[w]here Rule 5.1 draws the line is when information designated by the parties as confidential is filed with the Court” because at “that point, the public’s right of access comes into play.” Protecting Public Access to the Courts, at 4. Rule 5.1 makes clear that “information presented to the Court should be available to the public” absent a particularized showing of harm demonstrating good cause. Id. Sotheby’s has failed to make such a showing here.

CONCLUSION

For the foregoing reasons, Marcato respectfully submits that Sotheby’s Motion for Continued Confidential Treatment should be denied.

Of Counsel: AKIN GUMP STRAUSS HAUER & FELD LLP Douglas A. Rappaport One Bryant Park Bank of America Tower New York, New York 10036-6745 Telephone: (212) 872-7412	ASHBY & GEDDES /s/ Catherine A. Gaul (#4310)
Catherine A. Gaul (#4310) Peter H. Kyle (#5918) 500 Delaware Avenue, 8th Floor P.O. Box 1150 Wilmington, Delaware 19899 (302) 654-1888 Attorneys for Marcato Capital Management LP

Dated: March 13, 2015

CERTIFICATE OF SERVICE

I hereby certify that, on March 13, 2015, a copy of Marcato Capital Management LP’s Opposition to Motion for Confidential Treatment was caused to be served upon the following counsel of record by File & ServeXpress.

Donald J. Wolfe, Jr. Kevin R. Shannon Berton W. Ashman, Jr. Matthew F. Davis Potter Anderson & Corroon LLP 1313 N. Market Street Hercules Plaza, 6th Floor Wilmington, DE 19801	Samuel T. Hirzel Proctor Heyman LLP 300 Delaware Avenue Suite 200 Wilmington, DE 19801

Kevin G. Abrams John M. Seaman Daniel A. Gordon Abrams & Bayliss LLP 20 Montchanin Road, Suite 200 Wilmington, DE 19807	Stuart M. Grant Cynthia A. Calder John C. Karis Bernard C. Devieux Grant & Eisenhofer, P.O. 123 S. Justison Street Wilmington, DE 19801

William M. Lafferty Morris Nichols Arsht & Tunnell LLP 1201 North Market Street Wilmington, DE 19801

/s/ Catherine A. Gaul (#4310)
Catherine A. Gaul (#4310)